EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine months ended June 30,		Year ended September 30,
$ in thousands	2018	2017	2017	2016	2015	2014	2013
Earnings:
Pre-tax income excluding noncontrolling interests	$960,672	$646,906	$925,346	$800,643	$798,174	$748,045	$564,187
Fixed charges	168,348	147,919	237,885	148,329	135,874	131,466	136,749
Less: preferred stock dividends	—	—	—	—	—	—	—
Earnings	$1,129,020	$794,825	$1,163,231	$948,972	$934,048	$879,511	$700,936

Fixed charges:
Interest expense	$137,694	$110,305	$152,617	$114,921	$104,862	$99,978	$105,200
Estimated interest portion within rental expense	30,008	28,434	38,361	32,273	29,799	30,275	30,337
Amortization of debt issuance costs	646	898	1,161	1,135	1,213	1,213	1,212
Losses on extinguishment of debt	—	8,282	45,746	—	—	—	—
Preferred stock dividends	—	—	—	—	—	—	—
Total fixed charges	$168,348	$147,919	$237,885	$148,329	$135,874	$131,466	$136,749

Ratio of earnings to fixed charges and preferred stock dividends	6.71	5.37	4.89	6.40	6.87	6.69	5.13

Losses on early extinguishment of debt for the nine months ended June 30, 2017 included the acceleration of unamortized debt issuance costs associated with the early extinguishment of our 6.90% Senior Notes due 2042 in March 2017. Losses on early extinguishment of debt for the year ended September 30, 2017 included a make-whole premium and the acceleration of unamortized debt issuance costs associated with the early extinguishment of our 6.90% Senior Notes due 2042 in March 2017 and our 8.60% Senior Notes due 2019 in September 2017, respectively.

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs, losses on early extinguishment of debt and preferred stock dividends.

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